Table of Contents

Letter to shareholders    2
Management's Discussion and Analysis    4
Consolidated Financial Statements    24
Notes to the Consolidated Financial Statements    29

Dear fellow shareholders,

Despite the recent challenges across most global asset classes, Sprott continued to record strong operating results in the second quarter of 2022. Assets Under Management (“AUM”) were $21.9 billion as at June 30, 2022, up $1.5 billion (7%) from December 31, 2021. The strength of our business model was clearly evident throughout the first half of 2022 as we reported $2.2 billion in net sales on a full-year basis, even as the financial markets endured a painful correction.
Net income was $0.8 million ($0.03 per share) in the quarter, down 93%, or $10.3 million ($0.41 per share) from the quarter ended June 30, 2021 and $7.2 million on a year-to-date basis ($0.29 per share), down 49%, or $7.1 million ($0.28 per share) from the six months ended June 30, 2021. Net income was negatively impacted by net market value depreciation of our co-investments as a result of the recent pull back in market valuations across most global asset classes as well as unrealized market value declines on the mark-to-market of certain digital gold strategies. Adjusted base EBITDA was $17.9 million ($0.71 per share) in the quarter, up 19%, or $2.9 million ($0.11 per share) from the quarter ended June 30, 2021 and $36.1 million ($1.44 per share) on a year-to-date basis up 22%, or $6.4 million ($0.25 per share) from the six months ended June 30, 2021. On a quarterly and year-to-date basis, Adjusted base EBITDA benefited from strong net inflows into our physical trusts (primarily our physical uranium and gold trusts), the URNM acquisition and inflows to our private strategies products. These increases were only partially offset by weaker mining equity origination activity in our brokerage segment.
CEO Transition
This is my first letter to you as CEO of Sprott and I would like to thank my predecessor, Peter Grosskopf for his many contributions over 12 years leading the company. During Peter’s tenure, Sprott grew from $5 billion in AUM to more than $20 billion and established itself as a leader in natural resource investing. Most impressively, Peter presided over a rare transformation from a founder-driven firm to a global organization. In addition, Peter achieved this feat while operating under the scrutiny that comes with running a public company.

Peter Grosskopf commented:
“I recently made the decision to step down as CEO of Sprott after more than 12 years. I would like to thank my co-workers for their dedication to our successful mission to build a leading global alternative investment manager. I am pleased my successor is Whitney, who has had a long and successful career in asset management and has been a critical partner in Sprott’s transition over the past seven years. I have no doubt he will be an excellent leader going forward.
As for me, I will remain part of the Sprott family and I believe the firm has never been in a stronger position. A big part of the reason for my confidence is that Sprott now has two distinct and growing markets on which to focus. The first is our legacy business in precious metals, which are becoming more appreciated as extremely liquid, publicly-traded, alternative assets. The second area for Sprott’s future growth lies in the strategic minerals required for energy decarbonization. There is growing consensus that meaningful progress on decarbonization cannot be made without nuclear power, nor without advanced materials to store and mobilize energy. Decades of under-investment in the base metals sector has led to meaningful shortfalls in the mineral supply needed to service these energy alternatives. These are much bigger markets than when I started with Sprott in 2010, and I think Whitney and the Sprott team will have a long runway to add to our ability to provide our shareholders exposure to the sector.
I would like to thank everyone who made my time at the helm of Sprott a success. I am grateful for the support I have enjoyed from my colleagues, our clients, shareholders and Board of Directors.”

2

Outlook
We believe our inflation problems are long-term and structural in nature. The ongoing Ukraine tragedy has only further highlighted the massive issues we now face after decades of underinvestment (and even divestment) of critical infrastructure including energy and manufacturing. What was once politically popular is now practically disastrous. Western democracies have over-leveraged and underinvested and we believe we are currently undergoing a generational reset. In our view, the Fed’s current course of action has the potential to cause a market accident more painful than what transpired in the first six months of 2022, i.e., the worst first-half equity returns since 1970. If this occurs, perhaps soon, we believe the Fed would need to reverse course and continue the fiscal reset that is required. Today’s bear market most closely resembles the bear market that began in 2000. In that instance, a withdrawal of global liquidity caused the bursting of speculative bubbles. When the dust settled, investors rotated into precious metals and mining equities, which enjoyed a decade of outstanding returns.
Our exchange listed products business has been the key driver of our results recently and, in 2022, we have expanded this segment by building scale in our ETF offerings. In April, we completed the previously announced acquisition of the North Shore Global Uranium Miners ETF (“URNM”) and, in July, subsequent to quarter end, we launched the Sprott ESG Gold ETF, the world’s first ETF to exclusively source and refine gold from globally recognized leaders in ESG based on special criteria developed by Sprott. We are pleased to have partnered with Agnico Eagle, Yamana Gold and the Royal Canadian Mint on this new initiative. Finally, we are actively launching new strategies in both our Managed Equities and Private Strategies segments.

Sprott as an organization continues to thrive and we are grateful for the contributions of our entire team as we work to create value for our fellow shareholders. As a pure-play resource-focused asset manager, we are well-positioned to provide investors with access to real asset investment strategies which we believe will outperform the broader markets in the coming years. We thank you for your continued support and look forward to reporting to you on our progress in the quarters ahead.
Sincerely,
Whitney George
Chief Executive Officer

3

Management's Discussion and Analysis

Three and six months ended June 30, 2022

4

Forward looking statements
Certain statements in this Management's Discussion & Analysis ("MD&A"), and in particular the "Outlook" section, contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this MD&A contains Forward-Looking Statements pertaining to: (i) our development of new strategies in the energy decarbonization space; (ii) the potential actions by the Fed Reserve with respect to inflation; (iii) the potential for precious metals and mining equity prices to increase; (iv) the launch of Sprott ESG Gold ETF; (v) anticipation of another solid year of operating performance as demonstrated through our current quarter year over year results; (vi) expectation of the effects of COVID-19; and (viii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of COVID-19; and (v) those assumptions disclosed herein under the heading "Critical Accounting Estimates, Judgments and Changes in Accounting Policies". Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favourable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's lending business; (xxvii) risks relating to the Company’s brokerage business; (xxviii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 24, 2022; and (xxix) those risks described under the headings "Managing Financial Risk" and "Managing Non-Financial Risk" in this MD&A. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

Management's discussion and analysis
This MD&A of financial condition and results of operations, dated August 1, 2022, presents an analysis of the consolidated financial condition of the Company and its subsidiaries as at June 30, 2022, compared with December 31, 2021, and the consolidated results of operations for the three and six months ended June 30, 2022, compared with the three and six months ended June 30, 2021. The board of directors approved this MD&A on August 1, 2022. All note references in this MD&A are to the notes to the Company's June 30, 2022 interim condensed consolidated financial statements ("interim financial statements"), unless otherwise noted. The Company was incorporated under the Business Corporations Act (Ontario) on February 13, 2008.
Presentation of financial information
The interim financial statements, including the required comparative information, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") in effect as at June 30, 2022, specifically, IAS 34 Interim Financial Reporting. Financial results, including related historical comparatives contained in this MD&A, unless otherwise specified herein, are based on the interim financial statements. While the Company’s functional currency is the Canadian dollar, its presentation currency is the U.S. dollar. Accordingly, all dollar references in this MD&A are in U.S. dollars, unless otherwise specified. The use of the term "prior period" refers to the three and six months ended June 30, 2021.

5

Key performance indicators and non-IFRS and other financial measures
The Company measures the success of its business using a number of key performance indicators that are not measurements in accordance with IFRS and should not be considered as an alternative to net income (loss) or any other measure of performance under IFRS. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures please see page 10 of this MD&A.
Assets under management
Assets under management ("AUM") refers to the total net assets managed by the Company through its various investment product offerings and managed accounts.
Net inflows
Net inflows (consisting of net sales, capital calls and fee earning capital commitments) result in changes to AUM and are described individually below:
Net sales
Fund sales (net of redemptions), including 'at-the-market' transactions and secondary offerings of our physical trusts and new 'creations' of ETF units, are a key performance indicator as new assets being managed will lead to higher management fees and can potentially lead to increased carried interest and performance fee generation (as applicable) given that AUM is also the basis upon which carried interest and performance fees are calculated.
Capital calls and fee earning capital commitments
Capital calls into our private strategies LPs are a key source of AUM creation, and ultimately, earnings for the Company. Once capital is called into our private strategies LPs, it is included within the AUM of the Company as it will now earn a management fee. It is possible for some forms of committed capital to earn a commitment fee despite being uncalled, in which case, it will also be included in AUM at that time. Conversely, once loans in our private strategies LPs are repaid, capital may be returned to investors in the form of a distribution, thereby reducing our AUM ("capital distributions").
Net fees
Management fees, net of trailer, sub-advisor, fund expenses and direct payouts, and carried interest and performance fees, net of carried interest and performance fee payouts (internal and external), are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.
Net commissions
Commissions, net of commission expenses (internal and external), arise primarily from transaction-based service offerings of our brokerage segment and purchases and sales of uranium in our exchange listed products segment.
Net compensation
Net compensation excludes commission expenses paid to employees, other direct payouts to employees, carried interest and performance fee payouts to employees, which are all presented net of their related revenues in this MD&A, and severance, new hire accruals and other which are non-recurring.
Total shareholder return
Total shareholder return is the financial gain (loss) that results from a change in the Company's share price, plus any dividends paid over the period.
Return on capital employed
Return on capital employed is calculated as adjusted base EBITDA, plus gain (loss) on investments divided by total capital stock plus outstanding loan facility.

6

EBITDA, adjusted EBITDA, adjusted base EBITDA and operating margin
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric, in particular, results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures.
Neither EBITDA, adjusted EBITDA or adjusted base EBITDA have standardized meaning under IFRS. Consequently, they should not be considered in isolation, nor should they be used in substitute for measures of performance prepared in accordance with IFRS.
The following table outlines how our EBITDA, Adjusted EBITDA and Adjusted base EBITDA measures are determined:

	3 months ended		6 months ended

(in thousands $)	Jun. 30, 2022	Jun. 30, 2021	Jun. 30, 2022	Jun. 30, 2021

Net income for the periods	757	11,075	7,230	14,296
Adjustments:
Interest expense	483	260	963	610
Provision for income taxes	1,662	3,390	4,354	6,101
Depreciation and amortization	959	1,165	1,935	2,282
EBITDA	3,861	15,890	14,482	23,289

Other adjustments:
(Gain) loss on investments (1)	7,884	(2,502)	9,357	2,150
Amortization of stock based compensation	3,101	423	7,278	796
Other expenses (2)	3,063	1,113	5,506	6,056
Adjusted EBITDA	17,909	14,924	36,623	32,291

Other adjustments:
Carried interest and performance fees	—	—	(2,046)	(7,937)
Carried interest and performance fee payouts - internal	—	126	1,029	4,706
Carried interest and performance fee payouts - external	—	—	476	595
Adjusted base EBITDA	17,909	15,050	36,082	29,655
Operating margin (3)	55%	52%	56%	51%
(1) This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described above are met.
(2) In addition to the items outlined in Note 5 of the interim financial statements, this reconciliation line also includes $2.1 million severance, new hire accruals and other for the three months ended June 30, 2022 (three months ended June 30, 2021 - $0.3 million) and $2.6 million for the six months ended (six months ended June 30, 2021 - $0.3 million). This reconciliation line excludes income (loss) attributable to non-controlling interest of ($0.1) million for the three months ended June 30, 2022 and a nominal loss for the six months ended June 30, 2022 (three and six months ended June 30, 2021 - $0.1 million).
(3) Calculated as adjusted base EBITDA inclusive of depreciation and amortization. This figure is then divided by revenues before gains (losses) on investments, net of direct costs as applicable.

7

Business overview
Our reportable operating segments are as follows:

Exchange listed products
•The Company's closed-end physical trusts and exchange traded funds ("ETFs").
Managed equities
•The Company's alternative investment strategies managed in-house and on a sub-advised basis. In the first quarter of the year, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated assets to actively managed AUM. Consequently, these operations were reclassified to form part of the managed equities segment.
Private strategies
•The Company's lending and streaming activities occur through limited partnership vehicles ("private strategies LPs"). In the first quarter of the year, the Company renamed the Lending segment to"Private strategies" in order to reflect the successful growth of its streaming funds alongside its traditional lending partnership vehicles.
Brokerage
•The Company's regulated broker-dealer activities (equity origination, corporate advisory, sales and trading). In the first quarter of the year, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated assets to actively managed AUM. Consequently, these operations were reclassified to form part of the managed equities segment.
Corporate
•Provides the Company's operating segments with capital, balance sheet management and other shared services.
All other segments
•Contains all non-reportable segments as per IFRS 8, Operating Segments ("IFRS 8"). See Note 11 of the interim financial statements for further details.

For a detailed account of the underlying principal subsidiaries within our reportable business segments, refer to the Company's Annual Information Form and Note 2 of the audited annual financial statements.

8

Outlook
Despite the recent challenges encountered across most global markets and asset classes, we continue to anticipate another solid year of operating performance as demonstrated through our current quarter year-over-year results.

Product and business line expansion
On April 22, we completed the previously announced agreement to acquire the management contract of North Shore Global Uranium Mining ETF (“URNM acquisition”). As consideration, the Company paid $10.5 million in cash and $4 million in common shares upon closing. Contingent consideration valued up to an additional $4.5 million in cash is payable 2 years from the closing of the transaction (subject to the achievement of certain financial performance conditions). Based on asset valuations on closing, this transaction added over $1 billion to our AUM in the quarter.

9

Results of operations
Summary financial information

(In thousands $)	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020
Summary income statements
Management fees	30,620	27,172	27,783	28,612	25,062	22,452	22,032	19,934
Trailer, sub-advisor and fund expenses	(1,258)	(853)	(872)	(637)	(552)	(599)	(583)	(527)
Direct payouts	(1,272)	(1,384)	(1,367)	(1,892)	(1,198)	(890)	(695)	(476)
Carried interest and performance fees	—	2,046	4,298	—	—	7,937	10,075	—
Carried interest and performance fee payouts - internal	—	(1,029)	(2,516)	—	(126)	(4,580)	(5,529)	—
Carried interest and performance fee payouts - external (1)	—	(476)	(790)	—	—	(595)	—	—
Net fees	28,090	25,476	26,536	26,083	23,186	23,725	25,300	18,931

Commissions	6,458	13,077	14,153	11,273	7,377	12,463	6,761	9,386
Commission expense - internal	(2,034)	(3,134)	(4,128)	(3,089)	(3,036)	(5,289)	(2,093)	(3,313)
Commission expense - external (1)	(978)	(3,310)	(3,016)	(2,382)	(49)	(253)	(98)	(344)
Net commissions	3,446	6,633	7,009	5,802	4,292	6,921	4,570	5,729

Finance income	1,186	1,433	788	567	932	1,248	1,629	757
Gain (loss) on investments	(7,884)	(1,473)	(43)	310	2,502	(4,652)	(3,089)	4,408
Other income	170	208	313	529	438	303	949	914
Total net revenues	25,008	32,277	34,603	33,291	31,350	27,545	29,359	30,739

Compensation	19,364	21,789	20,632	18,001	15,452	22,636	20,193	16,280
Direct payouts	(1,272)	(1,384)	(1,367)	(1,892)	(1,198)	(890)	(695)	(476)
Carried interest and performance fee payouts - internal	—	(1,029)	(2,516)	—	(126)	(4,580)	(5,529)	—
Commission expense - internal	(2,034)	(3,134)	(4,128)	(3,089)	(3,036)	(5,289)	(2,093)	(3,313)
Severance, new hire accruals and other	(2,113)	(514)	(187)	(207)	(293)	(44)	(65)	(210)
Net compensation	13,945	15,728	12,434	12,813	10,799	11,833	11,811	12,281

Severance, new hire accruals and other (2)	2,113	514	187	207	293	44	65	210
Selling, general and administrative	4,221	3,438	4,172	3,682	3,492	3,351	2,320	2,465
Interest expense	483	480	239	312	260	350	331	320
Depreciation and amortization	959	976	1,136	1,134	1,165	1,117	1,023	992
Other expenses	868	1,976	2,910	3,875	876	4,918	4,528	4,154
Total expenses	22,589	23,112	21,078	22,023	16,885	21,613	20,078	20,422

Net income	757	6,473	10,171	8,718	11,075	3,221	6,720	8,704
Net Income per share	0.03	0.26	0.41	0.35	0.44	0.13	0.27	0.36
Adjusted base EBITDA	17,909	18,173	17,705	16,713	15,050	14,605	14,751	12,024
Adjusted base EBITDA per share	0.71	0.73	0.71	0.67	0.60	0.59	0.60	0.49
Operating margin	55%	57%	55%	52%	52%	51%	51%	47%

Summary balance sheet
Total assets	376,128	380,843	365,873	375,819	361,121	356,986	377,348	358,300
Total liabilities	89,264	83,584	74,654	84,231	64,081	67,015	86,365	81,069

Total AUM	21,944,675	23,679,354	20,443,088	19,016,313	18,550,106	17,073,078	17,390,389	16,259,184
Average AUM	23,388,568	21,646,082	20,229,119	19,090,702	18,343,846	17,188,205	16,719,815	16,705,046
(1) These amounts are included in the "Trailer, sub-advisor and fund expenses" line on the consolidated statements of operations.
(2) The majority of the Q2 2022 amount is compensation and other transition payments to the former CEO that will be paid out over 3 years.

10

AUM summary
AUM was $21.9 billion as at June 30, 2022, down $1.7 billion (7%) from March 31, 2022 and up $1.5 billion (7%) from December 31, 2021. Our AUM was negatively impacted on both a three and six months ended basis by market value depreciation across our fund products. However, on a six months ended basis, our cumulative market value declines were offset by strong inflows to our physical trusts, private strategies and the onboarding of AUM from the URNM acquisition that added over $1 billion to our AUM in the quarter.

3 months results

(In millions $)	AUM Mar. 31, 2022	Net inflows (1)	Market value changes	Other (2)	AUM Jun. 30, 2022	Blended net management fee rate (3)

Exchange listed products
- Physical trusts
- Physical Gold Trust	5,887	219	(415)	—	5,691	0.35%
- Physical Gold and Silver Trust	4,302	(14)	(462)	—	3,826	0.40%
- Physical Silver Trust	3,942	59	(734)	—	3,267	0.45%
- Physical Uranium Trust	3,144	210	(425)	—	2,929	0.30%
- Physical Platinum & Palladium Trust	164	5	(22)	—	147	0.50%
- Exchange Traded Funds
- Uranium ETFs	—	12	(296)	1,042	758	0.68%
- Gold ETFs	430	(1)	(124)	—	305	0.35%
	17,869	490	(2,478)	1,042	16,923	0.39%

Managed equities
- Precious metals strategies	2,364	(14)	(636)	—	1,714	0.88%
- Other (4)(5)	1,239	15	(289)	—	965	1.14%
	3,603	1	(925)	—	2,679	0.97%

Private strategies	1,441	302	(14)	(118)	1,611	0.77%

Non-core AUM (6)	766	—	(34)	—	732	0.51%

Total (7)	23,679	793	(3,451)	924	21,945	0.49%

6 months results

(In millions $)	AUM Dec. 31, 2021	Net inflows (1)	Market value changes	Other (2)	AUM Jun. 30, 2022	Blended net management fee rate (3)
Exchange listed products
- Physical trusts
- Physical Gold Trust	5,008	809	(126)	—	5,691	0.35%
- Physical Gold and Silver Trust	4,094	(48)	(220)	—	3,826	0.40%
- Physical Silver Trust	3,600	182	(515)	—	3,267	0.45%
- Physical Uranium Trust	1,769	849	311	—	2,929	0.30%
- Physical Platinum & Palladium Trust	132	24	(9)	—	147	0.50%
- Exchange Traded Funds
- Uranium ETFs	—	12	(296)	1,042	758	0.68%
- Gold ETFs	356	15	(66)	—	305	0.35%
	14,959	1,843	(921)	1,042	16,923	0.39%

Managed equities
- Precious metals strategies	2,141	(7)	(420)	—	1,714	0.88%
- Other (4)(5)	1,141	43	(219)	—	965	1.14%
	3,282	36	(639)	—	2,679	0.97%

Private strategies	1,426	310	(7)	(118)	1,611	0.77%

Non-core AUM (6)	776	—	(44)	—	732	0.51%

Total (7)	20,443	2,189	(1,611)	924	21,945	0.49%
(1) See 'Net inflows' in the key performance indicators and non-IFRS and other financial measures section of this MD&A.
(2) Includes new AUM from fund acquisitions and lost AUM from fund divestitures and capital distributions of our private strategies LPs.
(3) Management fee rate represents the weighted average fees for all funds in the category.
(4) Includes institutional managed accounts and high net worth discretionary managed accounts in the U.S.
(5) Prior year figures have been restated to conform with current year presentation. See the “Business overview” section of this MD&A.
(6) Previously called Other, this AUM is related to our legacy asset management business in Korea, which accounted for less than 1% of consolidated net income and EBITDA.
(7) No performance fees are earned on exchange listed products. Performance fees are earned on all precious metals strategies (other than bullion funds) and are based on returns above relevant benchmarks. Other managed equities strategies primarily earn performance fees on flow-through products. Private strategies LPs earn carried interest calculated as a pre-determined net profit over a preferred return.

11

Key revenue lines
Management, carried interest and performance fees
Management fees were $30.6 million in the quarter, up $5.6 million (22%) from the quarter ended June 30, 2021 and $57.8 million on a year-to-date basis, up $10.3 million (22%) from the six months ended June 30, 2021. Carried interest and performance fees were nil in the quarter and $2 million on a year-to-date basis, down $5.9 million (74%) from the six months ended June 30, 2021. Net fees were $28.1 million in the quarter, up $4.9 million (21%) from the quarter ended June 30, 2021 and $53.6 million on a year-to-date basis, up $6.7 million (14%) from the six months ended June 30, 2021. Our revenue performance was primarily due to strong net inflows to our exchange listed products segment (primarily our physical uranium and gold trusts) and higher average AUM from the URNM acquisition. We also benefited from inflows to our private strategies segment. These increases were partially offset by lower carried interest crystallization in our private strategies segment on a year-to-date basis.
Commission revenues
Commission revenues were $6.5 million in the quarter, down $0.9 million (12%) from the quarter ended June 30, 2021 and $19.5 million on a year-to-date basis, down $0.3 million (2%) from the six months ended June 30, 2021. Net commissions were $3.4 million in the quarter, down $0.8 million (20%) from the quarter ended June 30, 2021 and $10.1 million on a year-to-date basis, down $1.1 million (10%) from the six months ended June 30, 2021. Lower commissions were due to weaker mining equity origination activity in our brokerage segment that was partially offset by commissions earned on the purchase of uranium in our exchange listed products segment.
Finance income
Finance income was $1.2 million in the quarter, up $0.3 million (27%) from the quarter ended June 30, 2021 and $2.6 million on a year to date basis, up $0.4 million (20%) from the six months ended June 30, 2021. Our results were primarily driven by higher income generation in co-investment positions we hold in LPs managed in our private strategies segment.

Key expense lines
Compensation
Net compensation expense was $13.9 million in the quarter, up $3.1 million (29%) from the quarter ended June 30, 2021 and $29.7 million on a year-to-date basis, up $7 million (31%) from the six months ended June 30, 2021. The increase was primarily due to higher long-term incentive plan ("LTIP") amortization and higher salaries on new hires that were partially offset by lower annual incentive compensation ("AIP").
Selling, general & administrative ("SG&A")
SG&A was $4.2 million in the quarter, up $0.7 million (21%) from the quarter ended June 30, 2021 and $7.7 million on a year-to-date basis, up $0.8 million (12%) from the six months ended June 30, 2021. The increase was mainly due to higher marketing and technology costs.
Earnings
Net income was $0.8 million ($0.03 per share) in the quarter, down 93%, or $10.3 million ($0.41 per share) from the quarter ended June 30, 2021 and $7.2 million on a year-to-date basis ($0.29 per share), down 49%, or $7.1 million ($0.28 per share) from the six months ended June 30, 2021.
Adjusted base EBITDA was $17.9 million ($0.71 per share) in the quarter, up 19%, or $2.9 million ($0.11 per share) from the quarter ended June 30, 2021 and $36.1 million ($1.44 per share) on a year-to-date basis up 22%, or $6.4 million ($0.25 per share) from the six months ended June 30, 2021.
Net income on both a three and six months ended basis was negatively impacted by net market value depreciation of our co-investments as a result of the recent pull back in market valuations across most global asset classes as well as unrealized market value declines on the mark-to-market of certain digital gold strategies. On a quarterly and year-to-date basis, Adjusted base EBITDA benefited from strong net inflows into our physical trusts (primarily our physical uranium and gold trusts), the URNM acquisition and inflows to our private strategies products. These increases were only partially offset by weaker mining equity origination activity in our brokerage segment.

12

Additional revenues and expenses
Investment losses were primarily from net market value depreciation of our co-investments and digital gold strategies.
Other income was lower due to a decrease in investment income.
Amortization of intangibles was lower from the prior period due to the reclassification of a management contract from finite life to indefinite life in the first quarter. Depreciation of property and equipment was largely flat to the prior period.
Other expenses were largely flat in the quarter and lower on a year-to-date basis primarily due to last year's payment of additional contingent consideration related to the Tocqueville acquisition.
Balance sheet
Total assets were $376.1 million, up $10.3 million from December 31, 2021. The increase was primarily due to the addition of an indefinite life fund management contract related to the URNM acquisition that was funded through the loan facility drawdown. Total liabilities were $89.3 million, up $14.6 million from December 31, 2021. The increase was primarily due to the previously mentioned loan facility drawdown used to fund the URNM acquisition in the quarter and the funding of certain co-investments on a year-to-date basis. Total shareholder's equity was $286.9 million, down $4.4 million from December 31, 2021 as a result of the year-to-date decline in net income.

13

Reportable operating segments
Exchange listed products

	3 months ended		6 months ended

(In thousands $)	Jun. 30, 2022	Jun. 30, 2021	Jun. 30, 2022	Jun. 30, 2021

Summary income statement
Management fees	17,852	13,296	33,209	25,237
Trailer, sub-advisory and fund expenses	(773)	(84)	(1,131)	(153)
Net Fees	17,079	13,212	32,078	25,084

Commissions	1,882	—	7,882	—
Commission expense - internal	(171)	—	(621)	—
Commission expense - external	(947)	—	(3,954)	—
Net commissions (1)	764	—	3,307	—

Other income	3	—	6	1
Total net revenues	17,846	13,212	35,391	25,085

Net compensation	3,148	1,581	6,215	3,217
Severance, new hire accruals and other	142	—	288	—
Selling, general and administrative	709	653	1,335	1,192
Interest expense	208	101	378	203
Depreciation and amortization	25	257	52	506
Other expenses	54	—	58	28
Total expenses	4,286	2,592	8,326	5,146

Income before income taxes	13,560	10,620	27,065	19,939
Adjusted base EBITDA	14,805	10,998	29,481	20,709
Operating margin	83%	81%	83%	81%

Total AUM	16,922,794	13,387,983	16,922,794	13,387,983
Average AUM	17,957,243	13,176,786	16,689,583	12,786,931
(1) See 'Net commissions' in the key performance indicators and non-IFRS and other financial measures section of this MD&A.

3 and 6 months ended

Income before income taxes was $13.6 million in the quarter, up $2.9 million (28%) from the quarter ended June 30, 2021 and was $27.1 million on a year-to-date basis, up $7.1 million (36%) from the six months ended June 30, 2021. Adjusted base EBITDA was $14.8 million in the quarter, up $3.8 million (35%) from the quarter ended June 30, 2021 and was $29.5 million on a year-to-date basis, up $8.8 million (42%) from the six months ended June 30, 2021. Our three and six months ended results benefited from higher average AUM given strong inflows into our physical trusts (particularly our physical uranium and gold trusts) and the URNM acquisition that added over $1 billion of AUM in the quarter. We also benefited from commissions earned on the purchase of uranium.

14

Managed equities

	3 months ended		6 months ended

(In thousands $)	Jun. 30, 2022	Jun. 30, 2021 (1)	Jun. 30, 2022	Jun. 30, 2021 (1)

Summary income statement
Management fees	8,682	8,926	17,301	16,929
Trailer, sub-advisor and fund expenses	(461)	(349)	(932)	(673)
Direct payouts	(1,119)	(1,023)	(2,217)	(1,891)
Carried interest and performance fees	—	—	19	708
Carried interest and performance fee payouts - internal	—	—	(14)	(526)
Net fees	7,102	7,554	14,157	14,547

Gain (loss) on investments	(6,943)	2,616	(4,950)	(2,060)
Other income	20	190	376	621
Total net revenues	179	10,360	9,583	13,108

Net compensation	3,210	2,785	6,259	5,477
Severance, new hire accruals and other	68	—	147	30
Selling, general and administrative	1,532	1,116	2,680	2,338
Interest expense	242	107	517	293
Depreciation and amortization	76	89	156	175
Other expenses	67	(119)	657	4,651
Total expenses	5,195	3,978	10,416	12,964

Income (loss) before income taxes	(5,016)	6,382	(833)	144
Adjusted base EBITDA	2,585	3,946	6,002	7,355
Operating margin	37%	52%	42%	50%

Total AUM	2,678,636	3,418,848	2,678,636	3,418,848
Average AUM	3,092,511	3,425,456	3,234,140	3,347,595
(1) Prior year figures have been restated to conform with current year presentation. In the first quarter of the year, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated assets to actively managed AUM. Consequently, these operations were reclassified to form part of the managed equities segment.

3 months ended

Loss before income taxes was $5 million in the quarter, down $11.4 million from the quarter ended June 30, 2021. Adjusted base EBITDA was $2.6 million in the quarter, down $1.4 million (34%) from the quarter ended June 30, 2021. Our quarterly results were primarily impacted by losses on co-investments, lower management fees and higher salaries and SG&A.

6 months ended

Loss before income taxes was $0.8 million on a year-to-date basis, down $1 million from the six months ended June 30, 2021. Adjusted base EBITDA was $6 million on a year-to-date basis, down $1.4 million (18%) from the six months ended June 30, 2021. Our year-to-date results were primarily impacted by losses on co-investments, higher salaries and SG&A partially offset by lower other expenses.

15

Private strategies (1)

	3 months ended		6 months ended

(In thousands $)	Jun. 30, 2022	Jun. 30, 2021	Jun. 30, 2022	Jun. 30, 2021

Summary income statement
Management fees	3,231	2,152	5,532	3,950
Trailer, sub-advisor and fund expenses	(24)	(48)	(48)	(63)
Direct payouts	(153)	(175)	(439)	(197)
Carried interest and performance fees	—	—	2,027	7,229
Carried interest and performance fee payouts - internal	—	(126)	(1,015)	(4,180)
Carried interest and performance fee payouts - external	—	—	(476)	(595)
Net Fees	3,054	1,803	5,581	6,144

Finance income	1,167	918	2,585	2,148
Gain (loss) on investments	(330)	(1,036)	(279)	(1,722)
Other income	45	169	58	177
Total net revenues	3,936	1,854	7,945	6,747

Net compensation	1,666	1,337	3,252	2,673
Severance, new hire accruals and other	120	279	225	279
Selling, general and administrative	339	244	541	492
Interest expense	—	—	—	7
Depreciation and amortization	—	1	—	1
Other expenses	(1,213)	629	(676)	394
Total expenses	912	2,490	3,342	3,846

Income (loss) before income taxes	3,024	(636)	4,603	2,901
Adjusted base EBITDA	2,268	1,631	3,908	3,225
Operating margin	53%	57%	51%	57%

Total AUM	1,611,246	959,432	1,611,246	959,432
Average AUM	1,594,599	961,562	1,500,686	938,785
(1) In the first quarter of the year, the Company renamed the Lending segment to"Private strategies"in order to reflect the successful growth of its streaming funds alongside its traditional lending partnership vehicles.

3 and 6 months ended

Income before income taxes was $3 million in the quarter, up $3.7 million from the quarter ended June 30, 2021 and was $4.6 million on a year-to-date basis, up $1.7 million (59%) from the six months ended June 30, 2021. Adjusted base EBITDA was $2.3 million in the quarter, up $0.6 million (39%) from the quarter ended June 30, 2021 and was $3.9 million on a year-to-date basis, up $0.7 million (21%) from the six months ended June 30, 2021. Our three and six months ended results benefited primarily from higher management fees as a result of higher average AUM and higher finance income as a result of higher income generation in the co-investment positions we hold in our LPs. These increases more than offset increases in net compensation and SG&A. Our earnings also benefited from lower losses on our co-investments compared to the prior period.

16

Brokerage

	3 months ended		6 months ended

(In thousands $)	Jun. 30, 2022	Jun. 30, 2021 (1)	Jun. 30, 2022	Jun. 30, 2021 (1)

Summary income statement
Commissions	4,578	7,190	11,314	19,223
Commission expense - internal	(1,863)	(3,036)	(4,547)	(8,296)
Commission expense - external	(31)	(49)	(334)	(302)
Net commissions	2,684	4,105	6,433	10,625

Finance income	19	14	34	32
Gain (loss) on investments	(902)	590	(852)	992
Other income	70	4	106	41
Total net revenues	1,871	4,713	5,721	11,690

Net compensation	1,121	1,699	2,707	3,752
Severance, new hire accruals and other	79	14	122	28
Selling, general and administrative	603	627	1,324	1,158
Interest expense	1	6	3	16
Depreciation and amortization	137	144	282	282
Other expenses	50	344	139	445
Total expenses	1,991	2,834	4,577	5,681

Income (loss) before income taxes	(120)	1,879	1,144	6,009
Adjusted base EBITDA	1,072	1,787	2,591	5,777
Operating margin	35%	42%	37%	54%
(1) Prior year figures have been restated to conform with current year presentation. In the first quarter of the year, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated assets to actively managed AUM. Consequently, these operations were reclassified to form part of the managed equities segment.

3 and 6 months ended

Loss before income taxes was $0.1 million in the quarter, down $2 million from the quarter ended June 30, 2021 and income before income taxes and was $1.1 million on a year-to-date basis, down $4.9 million (81%) from the six months ended June 30, 2021 . Adjusted EBITDA was $1.1 million in the quarter, down $0.7 million (40%) from the quarter ended June 30, 2021 and was $2.6 million on a year-to-date basis, down $3.2 million (55%) from the six months ended June 30, 2021. Our three and six months ended results were impacted by weaker mining equity origination activity in both our Canadian and U.S. broker dealers. Our results were also impacted by losses on certain equity holdings compared to gains in the prior period.

17

Corporate
This segment is primarily a cost centre that provides capital, balance sheet management and shared services to the Company's subsidiaries.

	3 months ended		6 months ended

(In thousands $)	Jun. 30, 2022	Jun. 30, 2021	Jun. 30, 2022	Jun. 30, 2021

Summary income statement
Gain (loss) on investments	185	348	(3,618)	617
Other income	23	21	45	23
Total revenues	208	369	(3,573)	640

Net compensation	4,044	2,903	9,847	6,527
Severance, new hire accruals and other	1,704	—	1,845	—
Selling, general and administrative	709	486	1,165	1,079
Interest expense	32	46	65	91
Depreciation and amortization	458	633	924	1,235
Other expenses	1,736	(289)	2,323	(432)
Total expenses	8,683	3,779	16,169	8,500

Income (loss) before income taxes	(8,475)	(3,410)	(19,742)	(7,860)
Adjusted base EBITDA	(2,680)	(3,263)	(5,806)	(7,377)

3 and 6 months ended

•Investment loss on a year-to-date basis was primarily from market value depreciation of certain digital gold strategies.
•Net compensation was higher largely due to higher LTIP amortization, partially offset by lower AIP.
•Severance, new hire accruals and other primarily includes compensation and other transition payments to the former CEO that will be paid out over 3 years.
•Other expenses increased primarily due to FX translation movements.

18

Dividends
The following dividends were declared by the Company during the six months ended June 30, 2022:

Record date	Payment Date	Cash dividend per share	Total dividend amount (in thousands $)
March 7, 2022 - Regular dividend Q4 2021	March 22, 2022	$0.25	6,467
May 5, 2022 - Regular dividend Q1 2022	May 31, 2022	$0.25	6,500
Dividends (1)			12,967
(1) Subsequent to quarter-end, on August 1, 2022, a regular dividend of $0.25 per common share was declared for the quarter ended June 30, 2022. This dividend is payable on August 29, 2022 to shareholders of record at the close of business on August 12, 2022.

Capital stock
Including the 0.9 million unvested common shares currently held in the EPSP Trust (December 31, 2021 - 0.8 million), total capital stock issued and outstanding was 25.9 million (December 31, 2021 - 25.8 million). During the quarter, the Company issued 72,464 shares related to the URNM acquisition. This issuance was partially offset by the repurchase and cancellation of 64,463 shares through the normal course issuer bid.
Earnings per share for the current and prior periods have been calculated using the weighted average number of shares outstanding during the respective periods. Basic earnings per share was $0.03 for the quarter and $0.29 on a year-to-date basis compared to $0.44 and $0.57 in the prior periods respectively. Diluted earnings per share was $0.03 in the quarter and $0.27 on a year-to-date basis compared to $0.43 and $0.55 in the prior periods respectively. Diluted earnings per share reflects the dilutive effect of in-the-money stock options, unvested shares held in the EPSP Trust and outstanding restricted stock units.
A total of 12,500 stock options are outstanding pursuant to our stock option plan, all of which are exercisable.

19

Liquidity and capital resources
As at June 30, 2022, the Company had $46.3 million (December 31, 2021 - $29.8 million) outstanding on its credit facility, all of which is due on December 14, 2025. The increase was due to the loan facility drawdown used to fund the URNM acquisition and certain co-investments.
The Company has access to a credit facility of $120 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed through prime rate loans or bankers’ acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans. As at June 30, 2022, the Company was in compliance with all covenants, terms and conditions under the credit facility. Key terms under the credit facility are noted below:
Structure
•5-year, $120 million revolver with "bullet maturity" December 14, 2025
Interest rate
•Prime rate + 0 bps or;
•Banker acceptance rate + 170 bps
Covenant terms
•Minimum AUM: 70% of AUM on November 13, 2020
•Debt to EBITDA less than or equal to 2.5:1
•EBITDA to interest expense more than or equal to 2.5:1

Commitments
The Company has commitments to make co-investments in private strategies LPs arising from our private strategies segment or commitments to make investments in the net investments portfolio of the Company. As at June 30, 2022, the Company had $12.4 million in co-investment commitments from the private strategies segment due within one year (December 31, 2021 - $7.7 million), and $1.8 million due after 12 months (December 31, 2021 - $Nil).

20

Critical accounting estimates, judgements and changes in accounting policies
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur. The Company’s significant accounting policies are described in Note 2 of the December 31, 2021 audited annual financial statements. Certain of these accounting policies require management to make key assumptions concerning the future and consider other sources of estimation uncertainty at the reporting date. These accounting estimates are considered critical because they require subjective and/or complex judgements that may have a material impact on the value of our assets, liabilities, revenues and expenses.

Critical accounting estimates

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are assessed for impairment annually, however, finite life intangibles are only tested for impairment to the extent indicators of impairment exist at the time of a quarterly assessment. In the case of goodwill and indefinite life intangibles, this annual test for impairment augments the quarterly impairment indicator assessments. Values associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, AUM and asset lives. These estimates require significant judgment regarding market growth rates, fund flow assumptions, expected margins and costs, which could affect the Company's future results if estimates of future performance and fair value change.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. These unobservable inputs include, but are not limited to, projected cash flows, discount rates, comparable recent transactions, volatility of underlying securities in warrant valuations and extraction recovery rates of mining projects. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

Contingent consideration

The URNM acquisition necessitated the recognition of contingent consideration for the amounts payable in cash under the terms of the purchase agreement. The consideration is subject to certain financial performance conditions based on the average AUM of the fund over the two-year period from closing of the transaction. The key judgements utilized in the estimation of the contingent consideration were fund flow assumptions.

Significant judgements

Investments in other entities

IFRS 10 Consolidated Financial Statements ("IFRS 10") and IAS 28 Investments in Associates and Joint Ventures ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture, financial instrument or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interest in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

21

Managing financial risks
Market risk
The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.
Price risk
Price risk arises from the possibility that changes in the price of the Company's on and off-balance sheet assets and liabilities will result in changes in carrying value or recoverable amounts. The Company's revenues are also exposed to price risk since management fees, carried interest and performance fees are correlated with AUM, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by the Company.
Interest rate risk
Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial instrument assets. The Company’s earnings, particularly through its private strategies segment, are exposed to volatility as a result of sudden changes in interest rates. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Foreign currency risk
The Company enters into transactions that are denominated primarily in U.S. and Canadian dollars. Foreign currency risk arises from foreign exchange rate movements that could negatively impact either the carrying value of financial assets and liabilities or the related cash flows which are denominated in currencies other than the functional currency of the Company and its subsidiaries. The Company may employ certain hedging strategies to mitigate foreign currency risk.
Credit risk
Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result. Credit risk generally arises in the Company's investments portfolio.
Investments
The Company incurs credit risk when entering into, settling and financing transactions with counterparties. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Other
The majority of accounts receivable relate to management fees, carried interest and performance fees receivable from the funds and managed accounts managed by the Company. These receivables are short-term in nature and any credit risk associated with them is managed by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.
Liquidity risk
Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. Additionally, the Company has access to a $120 million committed line of credit with a major Canadian schedule I chartered bank. As part of its cash management program, the Company primarily invests in short-term debt securities issued by the Government of Canada with maturities of less than three months.

22

The Company's exposure to liquidity risk as it relates to our co-investments in private strategies LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting.
Financial liabilities, including accounts payable and accrued liabilities and compensation payable, are short-term in nature and are generally due within a year.
The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due, as well as ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis and through its broader treasury risk management program. To meet any liquidity shortfalls, actions taken by the Company could include: slowing its co-investment activities; adjust or otherwise temporarily suspend AIPs; cut or temporarily suspend its dividend; drawing on the line of credit; liquidating net investments; and/or issuing common shares.
Concentration risk
A significant portion of the Company's AUM as well as its investments are focused on the natural resource sector, and in particular, precious metals and commodity related investments and transactions. In addition, from time-to-time, certain investment may be concentrated to a material degree in a single position or group of positions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR")
Management is responsible for the design and operational effectiveness of DC&P and ICFR in order to provide reasonable assurance regarding the disclosure of material information relating to the Company. This includes information required to be disclosed in the Company's annual filings, interim filings and other reports filed under securities legislation, as well as the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the applicable U.S. and Canadian securities laws), concluded that the Company's DC&P and ICFR were properly designed and were operating effectively as at June 30, 2022. In addition, there were no material changes to ICFR during the quarter.

Managing non-financial risks
For details around other risks managed by the Company (e.g. confidentiality of information, conflicts of interest, etc.) refer to the Company's annual report as well as the Annual Information Form available on EDGAR at www.edgar.com and SEDAR at www.sedar.com.

Additional information relating to the Company, including the Company's Annual Information Form is available on EDGAR at www.sec.gov and SEDAR at www.sedar.com.

23

Consolidated Financial Statements

Three and six months ended June 30, 2022

Interim condensed consolidated balance sheets (unaudited)

As at		Jun. 30	Dec. 31
(In thousands of US dollars)		2022	2021

Assets
Current
Cash and cash equivalents		46,828	49,805
Fees receivable		8,949	13,183
Short-term investments	(Notes 3 & 9)	4,076	6,133
Other assets	(Note 5)	7,942	6,793
Income taxes recoverable		1,585	1,613
Total current assets		69,380	77,527

Co-investments	(Notes 4 & 9)	71,271	68,765
Other assets	(Notes 5 & 9)	12,804	12,433
Property and equipment, net		14,256	16,479
Intangible assets	(Note 6)	187,685	170,061
Goodwill	(Note 6)	19,149	19,149
Deferred income taxes	(Note 8)	1,583	1,459
		306,748	288,346
Total assets		376,128	365,873

Liabilities and shareholders' equity
Current
Accounts payable and accrued liabilities		11,504	9,362
Compensation payable		9,622	15,751
Income taxes payable		2,457	3,005
Total current liabilities		23,583	28,118

Other accrued liabilities		11,046	8,280
Loan facility	(Note 12)	46,256	29,769
Deferred income taxes	(Note 8)	8,379	8,487
Total liabilities		89,264	74,654

Shareholders' equity
Capital stock	(Note 7)	417,362	417,425
Contributed surplus	(Note 7)	41,055	35,357
Deficit		(102,743)	(97,006)
Accumulated other comprehensive loss		(68,810)	(64,557)
Total shareholders' equity		286,864	291,219
Total liabilities and shareholders' equity		376,128	365,873

Commitments and provisions	(Note 13)

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

"Ron Dewhurst"     "Sharon Ranson, FCPA, FCA"
Director     Director

25

Interim condensed consolidated statements of operations and comprehensive income (unaudited)

		For the three months ended		For the six months ended

		Jun. 30	Jun. 30	Jun. 30	Jun. 30
(In thousands of US dollars, except for per share amounts)		2022	2021	2022	2021

Revenues
Management fees		30,620	25,062	57,792	47,514
Carried interest and performance fees		—	—	2,046	7,937
Commissions		6,458	7,377	19,535	19,840
Finance income		1,186	932	2,619	2,180
Gain (loss) on investments	(Notes 3, 4 and 5)	(7,884)	2,502	(9,357)	(2,150)
Other income	(Note 5)	170	438	378	741
Total revenues		30,550	36,311	73,013	76,062

Expenses
Compensation	(Note 7)	19,364	15,452	41,153	38,088
Trailer, sub-advisor and fund expenses		2,236	601	6,875	2,048
Selling, general and administrative		4,221	3,492	7,659	6,843
Interest expense		483	260	963	610
Amortization of intangibles	(Note 6)	—	238	—	468
Depreciation of property and equipment		959	927	1,935	1,814
Other expenses	(Note 5)	868	876	2,844	5,794
Total expenses		28,131	21,846	61,429	55,665

Income before income taxes for the period		2,419	14,465	11,584	20,397
Provision for income taxes	(Note 8)	1,662	3,390	4,354	6,101
Net income for the period		757	11,075	7,230	14,296
Net income per share:
Basic	(Note 7)	0.03	0.44	0.29	0.57
Diluted	(Note 7)	0.03	0.43	0.27	0.55

Net income for the period		757	11,075	7,230	14,296

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Foreign currency translation gain (loss) (taxes of $Nil)		(8,035)	3,693	(4,253)	7,393
Total other comprehensive income		(8,035)	3,693	(4,253)	7,393
Comprehensive income		(7,278)	14,768	2,977	21,689

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

26

Interim condensed consolidated statements of changes in shareholders' equity (unaudited)

(In thousands of US dollars, other than number of shares)		Number of shares outstanding	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total equity

At Dec. 31, 2021		24,991,620	417,425	35,357	(97,006)	(64,557)	291,219
Shares acquired for equity incentive plan	(Note 7)	(146,094)	(5,825)	—	—	—	(5,825)
Issuance of share capital on exercise of stock options	(Note 7)	115,102	1,807	(680)	—	—	1,127
Shares released on vesting of equity incentive plan	(Note 7)	48,804	1,603	(1,603)	—	—	—
Foreign currency translation gain (loss)		—	—	—	—	(4,253)	(4,253)
Stock-based compensation	(Note 7)	—	—	8,758	—	—	8,758
Issuance of share capital on conversion of RSUs	(Note 7)	43,709	777	(777)	—	—	—
Issuance of share capital to purchase management contract	(Note 7)	72,464	4,000	—	—	—	4,000
Shares acquired and canceled under normal course issuer bid	(Note 7)	(64,463)	(2,500)	—	—	—	(2,500)
Dividends declared	(Note 10)	1,857	75	—	(12,967)	—	(12,892)
Net income		—	—	—	7,230	—	7,230
Balance, Jun. 30, 2022		25,062,999	417,362	41,055	(102,743)	(68,810)	286,864

At Dec. 31, 2020		24,789,365	417,758	43,309	(104,484)	(65,600)	290,983
Shares acquired for equity incentive plan	(Note 7)	(55,737)	(2,179)	—	—	—	(2,179)
Issuance of share capital to settle contingent consideration	(Note 7)	93,023	3,000	(4,879)	—	—	(1,879)
Shares released on vesting of equity incentive plan	(Note 7)	14,322	369	(369)	—	—	—
Foreign currency translation gain (loss)	(Note 7)	—	—	—	—	7,393	7,393
Stock-based compensation	(Note 7)	—	—	1,213	—	—	1,213
Issuance of share capital on conversion of RSUs	(Note 7)	45,833	796	(796)	—	—	—
Dividends declared		1,435	65	—	(12,852)	—	(12,787)
Net income		—	—	—	14,296	—	14,296
Balance, Jun. 30, 2021		24,888,241	419,809	38,478	(103,040)	(58,207)	297,040

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

27

Interim condensed consolidated statements of cash flows (unaudited)

	For the six months ended

	Jun. 30	Jun. 30
(In thousands of US dollars)	2022	2021

Operating activities
Net income for the period	7,230	14,296
Add (deduct) non-cash items:
(Gain) loss on investments	9,357	2,150
Stock-based compensation	8,758	1,213
Depreciation and amortization of property, equipment and intangible assets	1,935	2,282
Deferred income tax expense	(114)	492
Current income tax expense	4,468	5,609
Other items	(237)	(767)
Income taxes paid	(4,791)	(1,417)
Changes in:
Fees receivable	4,234	11,104
Other assets	(6,660)	1,080
Accounts payable, accrued liabilities and compensation payable	(3,087)	(7,309)
Cash provided by (used in) operating activities	21,093	28,733

Investing activities
Purchase of investments	(14,460)	(10,819)
Sale of investments	6,944	22,570
Purchase of property and equipment	(8)	(277)
Management contract consideration	(10,500)	(27,000)
Cash provided by (used in) investing activities	(18,024)	(15,526)

Financing activities
Acquisition of common shares for equity incentive plan	(5,825)	(2,179)
Acquisition of common shares under normal course issuer bid	(2,500)	—
Cash received on exercise of stock options	1,127	—
Repayment of lease liabilities	(1,186)	(1,116)
Contributions from non-controlling interest	485	907
Net advances from loan facility	16,750	5,000
Dividends paid	(12,892)	(12,787)
Cash provided by (used in) financing activities	(4,041)	(10,175)
Effect of foreign exchange on cash balances	(2,005)	597
Net increase (decrease) in cash and cash equivalents during the period	(2,977)	3,629
Cash and cash equivalents, beginning of the period	49,805	44,106
Cash and cash equivalents, end of the period	46,828	47,735
Cash and cash equivalents:
Cash	41,203	41,872
Short-term deposits	5,625	5,863
	46,828	47,735

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

28

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2022 and 2021
1 Corporate information
Sprott Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on February 13, 2008. Its registered office is at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1.

2 Summary of significant accounting policies
Statement of compliance
These unaudited interim condensed consolidated financial statements ("interim financial statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") in effect as at June 30, 2022, specifically, IAS 34 Interim Financial Reporting.
Compliance with IFRS requires the Company to exercise judgement and make estimates and assumptions that effect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary. Except as otherwise noted, significant accounting judgements and estimates are described in Note 2 of the December 31, 2021 annual audited consolidated financial statements and have been applied consistently to the interim financial statements as at and for the three and six months ended June 30, 2022.
The interim financial statements have been authorized for issue by a resolution of the board of directors of the Company on August 1, 2022 and include all subsequent events up to that date.
Basis of presentation
These interim financial statements have been prepared on a going concern basis and on a historical cost basis, except for financial assets and financial liabilities classified as fair value through profit or loss ("FVTPL") or fair value through other comprehensive income ("FVOCI"), both of which have been measured at fair value. The interim financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000), except when indicated otherwise.
Principles of consolidation
These interim financial statements of the Company are prepared on a consolidated basis so as to include the accounts of all limited partnerships and corporations the Company is deemed to control under IFRS. Controlled limited partnerships and corporations ("subsidiaries") are consolidated from the date the Company obtains control. All intercompany balances with subsidiaries are eliminated upon consolidation. Subsidiary financial statements are prepared over the same reporting period as the Company and are based on accounting policies consistent with that of the Company.
The Company records third-party interest in the funds which do not qualify to be equity due to redeemable or limited life features, as non-controlling interest liabilities. Such interests are initially recognized at fair value, with any changes recorded in the Other expenses line of the interim condensed consolidated statements of operations and comprehensive income.
Control exists if the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity and the ability to use its power over the entity to affect the amount of returns the Company receives. In many, but not all instances, control will exist when the Company owns more than one half of the voting rights of a corporation, or is the sole limited and general partner of a limited partnership.

29

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2022 and 2021
The Company currently controls the following principal subsidiaries:
•Sprott Asset Management LP ("SAM");
•Sprott Capital Partners LP ("SCP");
•Sprott U.S. Holdings Inc. ("SUSHI"), parent of: (1) SGRIL Holdings Inc. ("SGRIL Holdings"); (2) Sprott Global Resource Investments Ltd. ("SGRIL"); (3) Sprott Asset Management USA Inc. ("SAM US"); and (4) Resource Capital Investment Corporation ("RCIC"). Collectively, the interests of SUSHI are referred to as "US entities" in these financial statements;
•Sprott Resource Streaming and Royalty Corporation and Sprott Private Resource Streaming and Royalty (Management) Corp ("SRSR");
•Sprott Resource Lending Corp. ("SRLC"); and
•Sprott Inc. 2011 Employee Profit Sharing Plan Trust (the "Trust").

Reportable segments
In the first quarter of the year, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated assets to actively managed AUM. As a result, these operations were reclassified from the brokerage segment to managed equities as they more closely aligned with the revenues reported in this segment. In accordance with IFRS 8, all comparative balances have been restated. Please refer to Note 11 for segment information.
Contingent consideration
The acquisition of the management contracts of the North Shore Global Uranium Mining ETF ("URNM acquisition") necessitated the recognition of contingent consideration payable for the amounts payable in the future under the terms of the purchase agreement. The consideration is subject to certain financial performance conditions based on the average AUM of the fund over the two-year period from closing of the transaction. The key judgements utilized in the estimation of the contingent consideration were fund flow assumptions. The contingent consideration payable liability is carried at fair value and the included in other accrued liabilities. The contingent consideration estimate as at the acquisition date has been included in the cost of the indefinite life intangible acquired (see Note 6).
Other accounting policies
All other accounting policies, judgments, and estimates described in the December 31, 2021 annual audited consolidated financial statements have been applied consistently to these interim financial statements unless otherwise noted.

30

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2022 and 2021
3 Short-term investments
Primarily consist of equity investments in public and private entities we receive as consideration during private strategies, managed equities and brokerage segment activities (in thousands $):

	Classification and measurement criteria	Jun. 30, 2022	Dec. 31, 2021

Public equities and share purchase warrants	FVTPL	2,216	4,113
Private holdings	FVTPL	1,860	2,020
Total short-term investments		4,076	6,133
Gains and losses on financial assets and liabilities classified at FVTPL are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

4 Co-investments
Consists of the following (in thousands $):

	Classification and measurement criteria	Jun. 30, 2022	Dec. 31, 2021

Co-investments in funds	FVTPL	71,271	68,765
Total co-investments		71,271	68,765
Gains and losses on co-investments in funds are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

31

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2022 and 2021
5 Other assets, income, expenses and non-controlling interest
Other assets
Consist of the following (in thousands $):

	Jun. 30, 2022	Dec. 31, 2021

Advance on unrealized carried interest	4,589	—
Prepaid expenses	3,744	3,637
Digital gold strategies(1)	3,592	7,060
Fund recoveries and investment receivables	3,479	2,509
Assets attributable to non-controlling interest	3,286	3,780
Other(2)	2,056	2,240
Total other assets	20,746	19,226
(1) Digital gold strategies are financial instruments classified at FVTPL. Gains and losses are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.
(2) Includes miscellaneous third-party receivables.
Other income
Consist of the following (in thousands $):

	For the three months ended		For the six months ended
	Jun. 30, 2022	Jun. 30, 2021	Jun. 30, 2022	Jun. 30, 2021

Investment income (1)	252	382	413	666
Income attributable to non-controlling interest	(82)	56	(35)	75
Total other income	170	438	378	741
(1) Primarily includes miscellaneous investment fund income, syndication and trailer fee income.

Other expenses
Consist of the following (in thousands $):

	For the three months ended		For the six months ended
	Jun. 30, 2022	Jun. 30, 2021	Jun. 30, 2022	Jun. 30, 2021

Foreign exchange (gain) loss	1,233	169	2,118	(177)
Increase in contingent consideration related to the Tocqueville transaction	—	—	—	4,449
Other (1)	(365)	707	726	1,522
Total other expenses	868	876	2,844	5,794
(1) Includes net income (loss) attributable to non-controlling interest of ($0.1) million for the three months ended June 30, 2022 and nominal loss for the six months ended June 30, 2022 (three and six months ended June 30, 2021 - $0.1 million) as well as mark-to-market on deferred share units, non-recurring professional fees, transaction and new fund start-up costs.

32

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2022 and 2021
Non-controlling interest assets and liabilities
Non-controlling interest consists of third-party interest in our consolidated co-investments in funds. The following table provides a summary of amounts attributable to this non-controlling interest (in thousands $):

	Jun. 30, 2022	Dec. 31, 2021

Assets	3,286	3,780
Liabilities - current(1)	(1)	(10)
Liabilities - long-term(1)	(3,285)	(3,770)
(1) Current and long-term liabilities attributable to non-controlling interest are included in accounts payable and accrued liabilities and other accrued liabilities, respectively.

33

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2022 and 2021
6 Goodwill and intangible assets
Consist of the following (in thousands $):

	Goodwill	Fund management contracts (indefinite life)	Fund management contracts (finite life)	Total
Cost
At Dec. 31, 2020	132,251	146,031	36,506	314,788
Additions	—	13,559	—	13,559
Net exchange differences	—	1,383	81	1,464
At Dec. 31, 2021	132,251	160,973	36,587	329,811
Additions	—	20,266	—	20,266
Transfers	—	9,088	(9,088)	—
Net exchange differences	—	(2,642)	—	(2,642)
At Jun. 30, 2022	132,251	187,685	27,499	347,435

Accumulated amortization
At Dec. 31, 2020	(113,102)	—	(26,569)	(139,671)
Amortization charge for the year	—	—	(930)	(930)
At Dec. 31, 2021	(113,102)	—	(27,499)	(140,601)
Amortization charge for the period	—	—	—	—
At Jun. 30, 2022	(113,102)	—	(27,499)	(140,601)

Net book value at:
At Dec. 31, 2021	19,149	160,973	9,088	189,210
At Jun. 30, 2022	19,149	187,685	—	206,834

34

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2022 and 2021
Impairment assessment of goodwill
The Company has identified 5 cash generating units ("CGU") as follows:
•Exchange listed products
•Managed equities
•Private strategies
•Brokerage
•Corporate
As at June 30, 2022, the Company had allocated $19.1 million (December 31, 2021 - $19.1 million) of goodwill on a relative value approach basis to the exchange listed products and managed equities CGUs.
In the normal course, goodwill is tested for impairment once per annum, which for the Company is during the fourth quarter of each year or earlier if there are indicators of impairment. There were no indicators of impairment in either the exchange listed products or the managed equities CGUs.
Impairment assessment of indefinite life fund management contracts
As at June 30, 2022, the Company had indefinite life intangibles related to fund management contracts of $187.7 million (December 31, 2021 - $161 million). There were no indicators of impairment as at June 30, 2022. The addition in the year was due to the URNM acquisition on April 22, 2022. The addition includes the transaction price of $14.5 million, contingent considerations of $4.3 million and transaction costs of $1.5 million.
Impairment assessment of finite life fund management contracts
As at June 30, 2022, the Company had exchange listed fund management contracts within the exchange listed products CGU of $Nil (December 31, 2021 - $9.1 million). During the first quarter, $9.1 million of management contracts were reviewed and subsequently determined to have a change in estimated remaining useful life. Consequently, these management contracts were prospectively reclassified to the indefinite life category and no further amortization has been accumulated.

35

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2022 and 2021
7 Shareholders' equity
Capital stock and contributed surplus
The authorized and issued share capital of the Company consists of an unlimited number of common shares, without par value.

	Number of shares	Stated value (in thousands $)

At Dec. 31, 2020	24,789,365	417,758
Shares acquired for equity incentive plan	(237,172)	(10,201)
Issuance of share capital to settle contingent consideration	93,023	3,000
Shares released on vesting of equity incentive plan	237,626	4,382
Issuance of share capital on conversion of RSUs	105,291	2,341
Issuance of share capital under dividend reinvestment program	3,487	145
At Dec. 31, 2021	24,991,620	417,425
Shares acquired for equity incentive plan	(146,094)	(5,825)
Issuance of share capital on exercise of stock options	115,102	1,807
Shares released on vesting of equity incentive plan	48,804	1,603
Issuance of share capital on conversion of RSUs	43,709	777
Shares acquired and canceled under normal course issuer bid	(64,463)	(2,500)
Issuance of share capital to purchase management contract	72,464	4,000
Issuance of share capital under dividend reinvestment program	1,857	75
At Jun. 30, 2022	25,062,999	417,362
Contributed surplus consists of stock option expense, earn-out shares expense, equity incentive plans' expense, and additional purchase consideration.

Stated value (in thousands $)

At Dec. 31, 2020	43,309
Issuance of share capital to settle contingent consideration	(4,879)
Shares released on vesting of equity incentive plan	(4,382)
Stock-based compensation	3,650
Issuance of share capital on conversion of RSUs	(2,341)
At Dec. 31, 2021	35,357
Shares released on vesting of equity incentive plan	(1,603)
Issuance of share capital on exercise of stock options	(680)
Stock-based compensation	8,758
Issuance of share capital on conversion of RSUs	(777)
At Jun. 30, 2022	41,055

36

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2022 and 2021
Stock option plan
The Company has an option plan (the "Plan") intended to provide incentives to directors, officers and employees of the Company and its wholly owned subsidiaries. The aggregate number of shares issuable upon the exercise of all options granted under the Plan and under all other stock-based compensation arrangements including the Trust and Equity Incentive Plan ("EIP") cannot exceed 10% of the issued and outstanding shares of the Company as at the date of grant. The options may be granted at a price that is not less than the market price of the Company's common shares at the time of grant. The options typically vest annually over a three-year period and may be exercised during a period not to exceed 10 years from the date of grant.
There were no stock options issued during the three and six months ended June 30, 2022 (three and six months ended and June 30, 2021 - Nil). There were no stock options exercised in the three months ended June 30, 2022 and 150,000 stock options were exercised during the six months ended June 30, 2022 (three and six months ended June 30, 2021 - Nil).
For valuing share option grants, the fair value method of accounting is used. The fair value of option grants is determined using the Black-Scholes option-pricing model, which takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Compensation cost is recognized over the vesting period, assuming an estimated forfeiture rate, with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder is credited to capital stock.
A summary of the changes in the Plan is as follows:

	Number of options	Weighted average exercise price (CAD $)

Options outstanding, December 31, 2020	162,500	23.61
Options exercisable, December 31, 2020	162,500	23.61
Options outstanding, December 31, 2021	162,500	23.61
Options exercisable, December 31, 2021	162,500	23.61
Options exercised	(150,000)	23.30
Options outstanding, June 30, 2022 (1)	12,500	27.30
Options exercisable, June 30, 2022 (1)	12,500	27.30
(1) Outstanding options have 3.9 years remaining on their contractual life.
Equity incentive plan
For employees in Canada, the Trust has been established and the Company will fund the Trust with cash, which will be used by the trustee to purchase: (1) on the open market, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible members; and (2) from treasury, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible employees. For employees in the U.S. under the EIP plan, the Company will allot common shares of the Company as either: (1) restricted stock; (2) unrestricted stock; or (3) restricted stock units ("RSUs"), the resulting common shares of which will be issued from treasury.

37

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2022 and 2021
There were no RSUs granted during the three months June 30, 2022 and 372,000 RSUs granted during the six months ended June 30, 2022 (three and six months ended June 30, 2021 - 1,182).

Number of common shares

Unvested common shares held by the Trust, Dec. 31, 2020	774,859
Acquired	237,172
Released on vesting	(237,626)
Unvested common shares held by the Trust, Dec. 31, 2021	774,405
Acquired	146,094
Released on vesting	(48,804)
Unvested common shares held by the Trust, Jun. 30, 2022	871,695
The table below presents details of stock based compensation, which is presented in the Compensation line of the consolidated statements of operations and comprehensive income.

	For the three months ended		For the six months ended
	Jun. 30, 2022	Jun. 30, 2021	Jun. 30, 2022	Jun. 30, 2021

Amortization of stock based compensation (1)	4,077	631	8,254	1,213
Deferred annual incentive plan	504	—	504	—
Total stock-based compensation	4,581	631	8,758	1,213
(1) Included in this amount is amortization of stock based compensation of $976 for the three and six months ended June 30, 2022 related to the transition of the former CEO.

38

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2022 and 2021
Basic and diluted earnings per share
The following table presents the calculation of basic and diluted earnings per common share:

	For the three months ended		For the six months ended
	Jun. 30, 2022	Jun. 30, 2021	Jun. 30, 2022	Jun. 30, 2021

Numerator (in thousands $):
Net income - basic and diluted	757	11,075	7,230	14,296

Denominator (Number of shares in thousands):
Weighted average number of common shares	25,964	25,704	25,921	25,679
Weighted average number of unvested shares purchased by the Trust	(837)	(768)	(826)	(765)
Weighted average number of common shares - basic	25,127	24,936	25,095	24,914
Weighted average number of dilutive stock options	13	163	13	163
Weighted average number of unvested shares under EIP	1,215	877	1,204	874
Weighted average number of common shares - diluted	26,355	25,976	26,312	25,951

Net income per common share
Basic	0.03	0.44	0.29	0.57
Diluted	0.03	0.43	0.27	0.55

Capital management
The Company's objectives when managing capital are:
•to meet regulatory requirements and other contractual obligations;
•to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns for shareholders;
•to provide financial flexibility to fund possible acquisitions;
•to provide adequate seed capital for the Company's new product offerings; and
•to provide an adequate return to shareholders through growth in assets under management, growth in management fees, carried interest and performance fees and return on the Company's invested capital that will result in dividend payments to shareholders.
The Company's capital is comprised of equity, including capital stock, contributed surplus, retained earnings (deficit) and accumulated other comprehensive income (loss). SCP is a member of the Investment Industry Regulatory Organization of Canada ("IIROC"), SAM is a registrant of the Ontario Securities Commission ("OSC") and the U.S. Securities and Exchange Commission ("SEC") and SGRIL is a member of the Financial Industry Regulatory Authority ("FINRA"). As a result, all of these entities are required to maintain a minimum level of regulatory capital. To ensure compliance, management monitors regulatory and working capital on a regular basis. SAM US and RCIC are also registered with the SEC. As at June 30, 2022 and 2021, all entities were in compliance with their respective capital requirements.

39

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2022 and 2021
8     Income taxes
The major components of income tax expense are as follows (in thousands $):

	For the six months ended
	Jun. 30, 2022	Jun. 30, 2021

Current income tax expense
Based on taxable income of the current period	4,468	5,609
Total current income tax expense	4,468	5,609

Deferred income tax expense
Origination and reversal of temporary differences	(114)	492
Total deferred income tax expense	(114)	492
Income tax expense reported in the consolidated statements of operations	4,354	6,101
Taxes calculated on the Company's earnings differs from the theoretical amount that would arise using the weighted average tax rate applicable to earnings of the Company as follows (in thousands $):

	For the six months ended
	Jun. 30, 2022	Jun. 30, 2021

Income before income taxes	11,584	20,397

Tax calculated at domestic tax rates applicable to profits in the respective countries	3,108	5,456
Tax effects of:
Non-deductible stock-based compensation	(22)	109
Non-taxable capital (gains) and losses	641	107
Intangibles	—	39
Temporary difference not currently utilized and (not benefited previously)	452	145
Rate differences and other	175	245
Tax charge	4,354	6,101
The weighted average statutory tax rate was 26.8% (June 30, 2021 - 26.8%). The Company has $1.3 million (December 31, 2021 - $2 million) of capital losses from prior years that will begin to expire in 2024. The benefit of these capital losses has not been recognized.

40

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2022 and 2021
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. The movement in significant components of the Company's deferred income tax assets and liabilities is as follows (in thousands $):

For the six months ended June 30, 2022

	Dec. 31, 2021	Recognized in income	Exchange rate differences	Jun. 30, 2022
Deferred income tax assets
Stock-based compensation	4,177	425	(67)	4,535
Non-capital and capital losses	1,061	209	(18)	1,252
Other	697	(52)	(58)	587
Total deferred income tax assets	5,935	582	(143)	6,374

Deferred income tax liabilities
Fund management contracts	13,941	756	(226)	14,471
Unrealized gains (losses)	(978)	(1,527)	(12)	(2,517)
Advance on unrealized carried interest	—	1,239	(23)	1,216
Total deferred income tax liabilities	12,963	468	(261)	13,170
Net deferred income tax assets (liabilities) (1)	(7,028)	114	118	(6,796)

For the year ended December 31, 2021 (2)

	Dec. 31, 2020	Recognized in income	Exchange rate differences	Dec. 31, 2021
Deferred income tax assets
Stock-based compensation	3,821	333	23	4,177
Non-capital and capital losses	2,270	(1,240)	31	1,061
Other	451	241	5	697
Total deferred income tax assets	6,542	(666)	59	5,935

Deferred income tax liabilities
Fund management contracts	9,446	4,477	18	13,941
Unrealized gains (losses)	118	(1,109)	13	(978)
Total deferred income tax liabilities	9,564	3,368	31	12,963
Net deferred income tax assets (liabilities) (1)	(3,022)	(4,034)	28	(7,028)
(1) Deferred tax assets of $1.6 million (December 31, 2021 - $1.5 million) and deferred tax liabilities of $8.4 million (December 31, 2021- $8.5 million) are presented on the balance sheet net by legal jurisdiction.
(2) Certain comparative figures have been reclassified to conform with current year presentation.

41

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2022 and 2021
9     Fair value measurements
The following tables present the Company's recurring fair value measurements within the fair value hierarchy. The Company did not have non-recurring fair value measurements as at June 30, 2022 and December 31, 2021 (in thousands $).

Short-term investments

Jun. 30, 2022	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	1,530	615	71	2,216
Private holdings	—	—	1,860	1,860
Total net recurring fair value measurements	1,530	615	1,931	4,076

Dec. 31, 2021	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	1,790	2,188	135	4,113
Private holdings	—	—	2,020	2,020
Total net recurring fair value measurements	1,790	2,188	2,155	6,133

Co-investments

Jun. 30, 2022	Level 1	Level 2	Level 3	Total

Co-investments in funds	—	71,271	—	71,271
Total net recurring fair value measurements	—	71,271	—	71,271

Dec. 31, 2021	Level 1	Level 2	Level 3	Total

Co-investments in funds	—	68,765	—	68,765
Total net recurring fair value measurements	—	68,765	—	68,765

42

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2022 and 2021
Other assets

Jun. 30, 2022	Level 1	Level 2	Level 3	Total

Digital gold strategies	—	—	3,592	3,592
Total net recurring fair value measurements	—	—	3,592	3,592

Dec. 31, 2021	Level 1	Level 2	Level 3	Total

Digital gold strategies	—	—	7,060	7,060
Total net recurring fair value measurements	—	—	7,060	7,060

The following tables provides a summary of changes in the fair value of Level 3 financial assets (in thousands $):
Short-term investments

	Changes in the fair value of Level 3 measurements - Jun. 30, 2022
	Dec. 31, 2021	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Jun. 30, 2022
Share purchase warrants	135	8	—	(72)	71
Private holdings	2,020	—	—	(160)	1,860
Total	2,155	8	—	(232)	1,931

	Changes in the fair value of Level 3 measurements - Dec. 31, 2021
	Dec. 31, 2020	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2021
Share purchase warrants	271	61	(3)	(194)	135
Private holdings	1,993	—	—	27	2,020
Total	2,264	61	(3)	(167)	2,155

43

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2022 and 2021
Co-investments

Changes in the fair value of Level 3 measurements - Jun. 30, 2022
	Dec. 31, 2021	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Jun. 30, 2022
Co-investments in funds	—	—	—	—	—
Total	—	—	—	—	—

	Changes in the fair value of Level 3 measurements - Dec. 31, 2021
	Dec. 31, 2020	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2021
Co-investments in funds	6,441	(6,441)	—	—	—
Total	6,441	(6,441)	—	—	—

Other assets

	Changes in the fair value of Level 3 measurements - Jun. 30, 2022
	Dec. 31, 2021	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Jun. 30, 2022
Digital gold strategies	7,060	—	—	(3,468)	3,592
Total	7,060	—	—	(3,468)	3,592

	Changes in the fair value of Level 3 measurements - Dec. 31, 2021
	Dec. 31, 2020	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2021
Digital gold strategies	11,518	100	(2,000)	(2,558)	7,060
Total	11,518	100	(2,000)	(2,558)	7,060

During the six months ended June 30, 2022, the Company transferred public equities of $0.8 million (December 31, 2021 - $Nil) from Level 2 to Level 1 within the fair value hierarchy. For the six months ended June 30, 2022, the Company purchased level 3 investments of $Nil (December 31, 2021 - $0.1 million) and sold Level 3 investments of $Nil (December 31, 2021 - $2 million). For the six months ended June 30, 2022, the Company transferred $Nil (December 31, 2021 - $Nil) from Level 3 to Level 1 within the fair value hierarchy. For the six months ended June 30, 2022, the Company transferred a nominal amount (December 31, 2021 -$0.1 million) from Level 2 to Level 3 due to the impact of volatility of the underlying security on the fair value of share purchase warrants.

44

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2022 and 2021
The following table presents the valuation techniques used by the Company in measuring fair values:

Type	Valuation technique
Public equities and share purchase warrants	Fair values are determined using publicly available prices or pricing models which incorporate all available market-observable inputs.
Alternative funds and private equity funds	Fair values are based on the last available net asset value.
Fixed income securities	Fair values are based on independent market data providers or third-party broker quotes.
Private holdings (including digital gold strategies)	Fair values based on variety of valuation techniques, including discounted cash flows, comparable recent transactions and other techniques used by market participants.

The Company’s Level 3 securities consist of private holdings, private equity funds, share purchase warrants and fixed income securities of private companies. The significant unobservable inputs used in these valuation techniques can vary considerably over time, and include grey market financing prices, volatility, discount rates and extraction recovery rates of mining projects. A significant change in any of these inputs in isolation would result in a material impact in fair value measurement. The potential impact of a 5% change in the significant unobservable inputs on profit or loss would be approximately $0.3 million (December 31, 2021 - $0.5 million).

Financial instruments not carried at fair value
The carrying amounts of fees receivable, other assets, accounts payable and accrued liabilities and compensation payable represents a reasonable approximation of fair value.

10     Dividends
The following dividends were declared by the Company during the six months ended June 30, 2022:

Record date	Payment Date	Cash dividend per share	Total dividend amount (in thousands $)
March 7, 2022 - Regular dividend Q4 2021	March 22, 2022	$0.25	6,467
May 5, 2022 - Regular dividend Q1 2022	May 31, 2022	$0.25	6,500
Dividends (1)			12,967
(1) Subsequent to quarter-end, on August 1, 2022, a regular dividend of $0.25 per common share was declared for the quarter ended June 30, 2022. This dividend is payable on August 29, 2022 to shareholders of record at the close of business on August 12, 2022.

45

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2022 and 2021
11     Segmented information
For management purposes, the Company is organized into business units based on its products, services and geographical location and has five reportable segments as follows:
•Exchange listed products (reportable), which provides management services to the Company's closed-end physical trusts and exchange traded funds ("ETFs"), both of which are actively traded on public securities exchanges;
•Managed equities (reportable), which provides asset management and sub-advisory services to the Company's branded funds, fixed-term LPs and managed accounts. In the first quarter of the year, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated assets to actively managed AUM. Consequently, these operations were reclassified to form part of the managed equities segment;
•Private strategies (reportable), which provides lending and streaming activities through limited partnership vehicles. In the first quarter of the year, the Company renamed the Lending segment to"Private strategies" in order to reflect the successful growth of its streaming funds alongside its traditional lending partnership vehicles;
•Brokerage (reportable), which includes the activities of our Canadian and U.S. broker-dealers. In the first quarter of the year, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated assets to actively managed AUM. Consequently, these operations were reclassified to form part of the managed equities segment;
•Corporate (reportable), which provides capital, balance sheet management and enterprise shared services to the Company's subsidiaries;
•All other segments (non-reportable), which do not meet the definition of reportable segments per IFRS 8.
Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest expense, income taxes, amortization and impairment of intangible assets and goodwill, gains and losses on investments (as if such gains and losses had not occurred), other expenses, amortization of stock-based compensation, carried interest and performance fees and carried interest and performance fee payouts (adjusted base EBITDA).
Adjusted base EBITDA is not a measurement in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.
Transfer pricing between operating segments is performed on an arm's length basis in a manner similar to transactions with third parties.
The following tables present the operations of the Company's segments (in thousands $):
For the three months ended June 30, 2022

	Exchange listed products	Managed equities	Private strategies	Brokerage	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	19,737	1,759	4,113	3,765	208	968	30,550
Total expenses	6,177	6,775	1,089	3,885	8,683	1,522	28,131
Income (loss) before income taxes	13,560	(5,016)	3,024	(120)	(8,475)	(554)	2,419
Adjusted base EBITDA	14,805	2,585	2,268	1,072	(2,680)	(141)	17,909

46

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2022 and 2021

For three months ended June 30, 2021

	Exchange listed products	Managed equities	Private strategies	Brokerage	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	13,296	11,732	2,203	7,798	369	913	36,311
Total expenses	2,676	5,350	2,839	5,919	3,779	1,283	21,846
Income (loss) before income taxes	10,620	6,382	(636)	1,879	(3,410)	(370)	14,465
Adjusted base EBITDA	10,998	3,946	1,631	1,787	(3,263)	(49)	15,050

For the six months ended June 30, 2022

	Exchange listed products	Managed equities	Private strategies	Brokerage	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	41,097	12,746	9,923	10,602	(3,573)	2,218	73,013
Total expenses	14,032	13,579	5,320	9,458	16,169	2,871	61,429
Income (loss) before income taxes	27,065	(833)	4,603	1,144	(19,742)	(653)	11,584
Adjusted base EBITDA	29,481	6,002	3,908	2,591	(5,806)	(94)	36,082

For six months ended June 30, 2021

	Exchange listed products	Managed equities	Private strategies	Brokerage	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	25,238	16,198	11,782	20,288	640	1,916	76,062
Total expenses	5,299	16,054	8,881	14,279	8,500	2,652	55,665
Income (loss) before income taxes	19,939	144	2,901	6,009	(7,860)	(736)	20,397
Adjusted base EBITDA	20,709	7,355	3,225	5,777	(7,377)	(34)	29,655

For geographic reporting purposes, transactions are primarily recorded in the location that corresponds with the underlying subsidiary's country of domicile that generates the revenue. The following table presents the revenue of the Company by geographic location (in thousands $):

	For the three months ended		For the six months ended
	Jun. 30, 2022	Jun. 30, 2021	Jun. 30, 2022	Jun. 30, 2021
Canada	28,011	30,360	65,374	67,171
United States	2,539	5,951	7,639	8,891
	30,550	36,311	73,013	76,062

47

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2022 and 2021
12     Loan facility
As at June 30, 2022, the Company had $46.3 million (December 31, 2021 - $29.8 million) outstanding on its credit facility, all of which is due on December 14, 2025. The increase was due to the loan facility drawdown used to fund the URNM acquisition and certain co-investments.
The Company has access to a credit facility of $120 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed through prime rate loans or bankers’ acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans. As at June 30, 2022, the Company was in compliance with all covenants, terms and conditions under the credit facility. Key terms under the credit facility are noted below:
Structure
•5-year, $120 million revolver with "bullet maturity" December 14, 2025
Interest Rate
•Prime rate + 0 bps or;
•Banker acceptance rate + 170 bps
Covenant Terms
•Minimum AUM: 70% of AUM on November 13, 2020
•Debt to EBITDA less than or equal to 2.5:1
•EBITDA to interest expense more than or equal to 2.5:1

13     Commitments and provisions
The Company has commitments to make co-investments in private strategies LPs arising from our private strategies segment or commitments to make investments in the net investments portfolio of the Company. As at June 30, 2022, the Company had $12.4 million in co-investment commitments from the private strategies segment due within one year (December 31, 2021 - $7.7 million), and $1.8 million due after 12 months (December 31, 2021 - $Nil).

48